PEABODY ENERGY CORPORATION
701 Market Street
St. Louis, Missouri 63101-1826
February 8, 2008
VIA EDGAR
Carmen Moncada-Terry
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Peabody Energy Corporation Definitive Proxy Statement on Schedule 14A Filed March 26, 2007 File No. 001-016463
Dear Ms. Moncada-Terry:
     On behalf of Peabody Energy Corporation (“Peabody” or the “Company”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) Peabody’s responses to the comment in your letter of December 7, 2007 regarding Peabody’s Definitive Proxy Statement on Schedule 14A, filed March 26, 2007 (the “Proxy Statement”). For your convenience, our responses below correspond to the bold comments that immediately precede them, which have been reproduced from your letters of December 7, 2007 and August 21, 2007.
General
1.	We reissue our prior comments 5 and 7. Disclose the requested targets or provide supplementally a detailed analysis as to how the disclosure of the targets would cause competitive harm.
Prior Comment 5
Annual Incentive Pay, page 23
5.	You only disclose the category of financial metrics used by the board and do not specify actual targets established during fiscal 2006. You should disclose the financial performance targets established during 2006. See Item 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a

February 8, 2008

detailed explanation supporting your conclusion. To the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation.
Response:
On page 23 of the Proxy Statement, we stated that the 2006 performance measures for our named executive officers included goals for Adjusted EBITDA, Individual Performance, Return on Invested Capital and Safety. The relative weightings for the 2006 performance measures as components for annual incentive pay awards to named executive officers were as follows:

Percentage of
Measure	Total Award

Adjusted EBITDA	40%
Individual Performance	30%
Return on Invested Capital	20%
Safety	10%
On page 23 of the Proxy Statement, we disclosed that we exceeded our 2006 targeted goals for Adjusted EBITDA and Return on Invested Capital, the financial performance measures that factor into the levels of annual incentive payments to our named executive officers. We also disclosed the target annual incentive payout and the applicable payout range (each shown as a percentage of base salary) for each of our named executive officers and the actual annual incentive award received for 2006 for each of our named executive officers. We noted on page 22 of the Proxy Statement: “The Company’s philosophy is to set stretch goals at budget. Maximum incentive payments generally are received when financial goals and individual performance goals are significantly exceeded.”
As noted in our October 19, 2007 letter, we intend to clarify in the 2008 Proxy Statement and all other future filings, as applicable, the relative weightings assigned to each performance measure that is a component for annual incentive pay awards to the named executive officers, as well as the methodology for calculating each financial performance measure. In addition, we propose to include the actual results for each financial performance measure, together with a qualitative statement as to how the Company performed against the target goals for each financial performance measure.
Item 402(b)(1) of Regulation S-K requires the compensation discussion and analysis section to “explain all material elements of the registrant’s compensation of the named executive officers.” “Staff Observations in the Review of Executive Compensation Disclosure” released by the SEC’s Division of Corporation Finance on October 9, 2007 confirms that companies are not required to “defend what may properly be subjective assessments in terms of purely objective or quantitative criteria but rather only to clearly lay out the way that qualitative inputs are ultimately translated into objective pay determinations.”

February 8, 2008

We believe that our revised approach will result in disclosure of all material information that is necessary to an understanding of the financial performance measures used in determining the annual incentive opportunity for each of our named executive officers. In particular, shareholders will know:
•	The identity of each financial performance measure;

•	The weighting of each financial performance measure;

•	The methodology for calculating each financial performance measure;

•	The actual results for each financial performance measure; and

•	A qualitative statement specifying the extent by which the Company fell short of or exceeded the target goals for each financial performance measure.
Because we will be including a discussion of the actual performance of the Company relative to the targets, the only quantitative information that our revised approach will not disclose are the actual numeric target goals for financial performance measures, which we believe are not material information that is necessary to an understanding of our compensation policies and decisions. In addition, we believe that this is not material information necessary to a shareholder’s voting decision with respect to the election of directors.
We also believe that disclosure of the actual numeric target goals for each of these financial performance measures would result in competitive harm to the Company. We have supplementally provided the Staff with a detailed explanation supporting our conclusion that the disclosure of these numeric goals would cause competitive harm. We have requested confidential treatment of this supplemental information pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.
Prior Comment 7
Performance Units, page 24
7.	We direct you to Item 402(b)(l)(v) of Regulation S-K. To understand the total amount of compensation paid or payable in the future, your discussion of the payout formula for performance units should be revised to identify the three year adjusted EBITIDA Return on Invested Capital threshold, target and maximum goals established in prior years and with respect to the 2006 performance units. Please see our prior comment regarding identification of targets. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, consider supplementing the tabular disclosure on page 39 to identify the EBITDA targets that were met for the 2004-2006 performance period and how the formula you describe applies in practice.
We have disclosed that the value of performance unit awards is tied to (1) Peabody’s total shareholder return (“TSR”) over a period beginning January 3, 2006 and ending December 31,

February 8, 2008

2008 relative to an industry comparator group and the S&P MidCap 400 Index and (2) three-year Adjusted EBITDA Return on Invested Capital.
On pages 24 and 25 of the Proxy Statement, we disclosed the performance unit payout formulas required for threshold, target and maximum payouts of performance unit awards based on TSR percentile achievement and three-year Adjusted EBITDA Return on Invested Capital. We intend to clarify in the 2008 Proxy Statement and all other future filings, as applicable, the methodology for calculating three-year Adjusted EBITDA Return on Invested Capital. In addition, we intend to supplement the tabular disclosure on page 39 to include the actual results for three-year Adjusted EBITDA Return on Invested Capital for the completed performance period together with a qualitative statement as to how the Company performed against the target goal for such measure.
For the same reasons set forth above in our response to comment 5, we believe that our revised approach will result in disclosure of all material information regarding the payout formula for performance units and that the actual numeric threshold, target and maximum goals for three-year Adjusted EBITDA Return on Invested Capital are not material information that is necessary to an understanding of our compensation policies and decisions. In addition, we believe that this is not material information necessary to a shareholder’s voting decision with respect to the election of directors.
We also believe that disclosure of the actual numeric goals for three-year Adjusted EBITDA Return on Invested Capital would result in competitive harm to the Company. We have supplementally provided the Staff with a detailed explanation supporting our conclusion that the disclosure of specific levels of threshold, target and maximum goals established for three-year Adjusted EBITDA Return on Invested Capital would cause competitive harm. We have requested confidential treatment of this supplemental information pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.
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February 8, 2008

     Peabody acknowledges the following:
•	Peabody is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions, please feel free to call the undersigned at (314) 342-3485 or Kenneth L. Wagner at (314) 342-7994 or Bryan L. Sutter at (314) 342-7687.
Very truly yours,
/s/ Alexander C. Schoch
Alexander C. Schoch
Executive Vice President Law and Chief Legal Officer